Date: 06/11/2009

510 Burrard St, 3rd Floor

Vancouver BC, V6C 3B9

www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: LINUX GOLD CORP. (Amendment)

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :

Annual General Meeting

Record Date for Notice of Meeting :

02/11/2009

Record Date for Voting (if applicable) :

02/11/2009

Meeting Date :

04/01/2010 (Amended)

The River Club

Meeting Location (if available) :

11111 Horseshoe Way

Richmond, BC

Voting Security Details:

Description

CUSIP Number

ISIN

COMMON

53612Q101

CA53612Q1019

Sincerely,

Computershare Trust Company of Canada /

Computershare Investor Services Inc.

Agent for LINUX GOLD CORP.